Exhibit 99.1

Alamos and AuRico withdraw the AuRico Metals proposed employee share purchase plan

TORONTO, June 14, 2015 /CNW/ - Alamos Gold Inc. ("Alamos") (TSX/NYSE: AGI) and AuRico Gold Inc. ("AuRico") (TSX/NYSE: AUQ) today announced the withdrawal of the proposed AuRico Metals Inc. ("AuRico Metals") employee share purchase plan (the "Plan") that was to be presented at their respective Special Meetings of Shareholders (the "Meetings") to be held on June 24, 2015. The original Plan for AuRico Metals was based on the approved Plan of AuRico and while the Plan received a positive recommendation from proxy advisory firm Glass, Lewis & Co., LLC, Alamos and AuRico have withdrawn the Plan in response to the recommendation made by proxy advisory firm Institutional Shareholder Services Inc. The long term incentive plan of AuRico Metals remains unchanged and will be presented to Alamos and AuRico shareholders at their respective Meetings for approval. AuRico Metals is a new company that has been created as part of the previously announced merger of equals between Alamos and AuRico.

In a joint management information circular dated May 22, 2015, Alamos and AuRico disclosed the proposed Plan for AuRico Metals to be presented to Alamos and AuRico shareholders for approval at their respective Meetings. Approval of the plan of arrangement to combine Alamos and AuRico and completion of the merger is not conditional upon approval of the Plan.

Attention Alamos and AuRico Shareholders
AuRico and Alamos shareholders are reminded to vote their proxy before 10:00 a.m. and 11:00 a.m. (Eastern time), respectively, on Monday, June 22, 2015. Alamos and AuRico's Board of Directors unanimously recommend that their shareholders vote in favour of the proposed transaction. For more information and assistance in voting your proxy, please contact Kingsdale Shareholder Services at 1-800-775-5159 or by email at contactus@kingsdaleshareholder.com.

About Alamos Gold
Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol "AGI".

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Alamos Cautionary Statement
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos' Annual Information Form and other Alamos filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AuRico Cautionary Statement
This press release may contain forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.

All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Readers should refer the section entitled the Risk Factors in our latest MD&A and other filings available on SEDAR and EDGAR, which set out the material factors that would cause results to differ.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: please visit the Alamos and AuRico websites at www.alamosgold.com and www.auricogold.com or contact: Scott Parsons, Vice President, Investor Relations, Alamos Gold Inc., 416-368-9932 x439, sparsons@alamosgold.com; Anne Day, Vice President, Investor Relations & Communications, AuRico Gold Inc., 647-260-8880, anne.day@auricogold.com

CO: AuRico Gold Inc.

CNW 08:00e 14-JUN-15